One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

David Park	Direct Dial: 404-881-7411	Email: david.park@alston.com

September 24, 2018

Mr. Michael Clampitt Senior Staff Attorney Office of Financial Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561
Re:	Bank First National Corporation Draft Registration Statement on Form 10-12B Submitted August 15, 2018 CIK No. 0001746109

Dear Mr. Clampitt,

On behalf of Bank First National Corporation (the “Company”), and pursuant to the applicable provisions of the Securities and Exchange of 1934, as amended, and the rules promulgated thereunder, the Company has publicly filed with the Securities and Exchange Commission (the “Commission”), on the date hereof the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”), originally confidentially submitted on August 15, 2018 (the “Confidential Submission”).

The Company has made certain revisions to the Confidential Submission in response to the comment letter, dated September 11, 2018, from the staff of the Commission (the “Staff”). In addition, the Company has made certain updates to the disclosures contained in the Confidential Submission. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form 10-12B

Cautionary Note Regarding Forward-Looking Statements, page 1

1.	Please remove the reference to the safe harbor under Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. As you are not a reporting company as of the date of filing, you are not eligible to rely on the safe harbor for your forward-looking statements.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

September 24, 2018 Page 2

Response: The Company acknowledges the Staff’s comment and have revised this language in the Registration Statement on page 1 to remove the references to the Securities Act and Exchange Act safe harbors.

Item 1A. Risk Factors

The Company is exposed to risk of environmental liabilities .. . . , page 29

2.	If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.

Response: The Company respectfully submits that at this time, the Company does not have title to any real estate that may be the potential source of any material environmental liabilities.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies - Recent Accounting Developments, page 45

3.	Please revise the disclosure of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and ASU 2016-09 - Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting to reflect the adoption guidance for that of a non-EGC since you have chosen to opt out of the extended transition period for complying with new or revised accounting standards.

Response: In light of the Staff’s comments, the Company has revised its disclosure on page 45 of the Registration Statement to reflect the adoption guidance for that of a non-EGC.

Sources of Funds

Deposits, page 68

4.	Please revise the presentation of average balances of deposits to be consistent with the average amounts and weighted average rates paid appearing in the Average Balance Sheets appearing on pages 55 and 56.

Response: In light of the Staff’s comments, the Company has revised the presentation of average balances of deposits on page 69 of the Registration Statement to be consistent with the average amounts and weighted average rates paid appearing in the Average Balance Sheets appearing on pages 55 and 56.

Return on Average Equity and Assets, page 74

September 24, 2018 Page 3

5.	Please recompute the ratio of average shareholders’ equity to average assets based on the average shareholders’ equity and average assets disclosed in the tables on pages 55 and 56.

Response: In light of the Staff’s comments, the Company has recomputed the ratio of average shareholders’ equity to average assets on page 74 of the Registration Statement based on the average shareholders’ equity and average assets disclosed in the tables on pages 55 and 56.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 98

6.	Please revise to disclose the information required by Item 201(d) of Regulation S-K or advise.

Response: The Company respectfully submits that at this time, the Company does not have any equity compensation plan that requires disclosure pursuant to Item 201(d) of Regulation S-K. The Company’s only equity compensation plan is the Company’s 2011 Equity Plan, which grants restricted stock awards to certain senior officers, employees and directors of the Company. Pursuant to Question 106.02 of the SEC’s Compliance and Disclosure Interpretations, the restricted stock granted pursuant to the Company’s 2011 Equity Plan are neither ‘”to be issued upon exercise of outstanding options, warrants and rights” nor “available for future issuance.”

Dividends, page 98

7.	Please disclose the frequency and amount of dividends you have paid during your two most recent fiscal years and the subsequent interim period covered by your financial statements. Refer to Item 201(c) of Regulation S-K.

Response: The Company respectfully submits that page 98 of the Registration Statement discloses the frequency and amount of dividends as required by Item 201(c) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data

Pro Forma Combined Statements of Income

For the year ended December 31, 2017, page 106

8.	You disclose a pro forma adjustment of $4,682,000 to interest income on loans in 2017 related to a $14.6 million yield premium recorded on the loans acquired from Waupaca. Please tell us the factors that contributed to your acquiring the loans at a premium. Please also tell us why the amortization of the loan premium resulted in an increase in interest income in 2017.

Response: The terminology used in the footnote for the Confidential Submission indicated that the pro forma adjustment referenced was related to a $14.6 million yield “premium”. In actuality it was a $14.6 million credit and yield “discount” on loans acquired from Waupaca. This discount accretes $4,682,000 to interest income through the first twelve months after acquisition, leading to the pro forma adjustment.

September 24, 2018 Page 4

In light of the Staff’s comments, the Company has revised the footnote on page 107 of the Registration Statement to correctly identify the pro forma adjustment as a discount as opposed to a premium.

Bank First National Corporation

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

New Accounting Pronouncements, page 144

9.	Please revise your disclosures to ensure that you reflect the adoption guidance of a non-EGC.

Response: In light of the Staff’s comments, the Company has revised its disclosure on pages 144 - 147 of the Registration Statement to reflect the adoption guidance for that of a non-EGC.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 227

10.	You disclose in the fifth paragraph that you did not consult with CliftonLarsonAllen LLP during the years ended December 31, 2017 and 2016. Please revise to disclose whether you consulted with CliftonLarsonAllen LLP in the subsequent interim period ended February 27, 2018 pursuant to Item 304 (a) (2) of Regulation S-K.

Response: In light of the Staff’s comments, the Company has revised the disclosure on page 227 of the Registration Statement to confirm that the Company has not consulted with CliftonLarsonAllen LLP in the period from December 31, 2017 to February 27, 2018 pursuant to Item 304(a)(2) of Regulation S-K.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (404) 881-7411.

Sincerely,

/s/ David S. Park

David S. Park

cc: Kelly Dvorak, General Counsel, Bank First National Corporation